UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

Zagg Incorporated
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98884U108
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

203,534

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

203,534

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

203,534

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners (QP), LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

716,466

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

716,466

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

716,466

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

920,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

920,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

920,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel W. Pike

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

920,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

920,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

920,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, having $.001 par value (the “Common Stock”) of Zagg Incorporated (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2010 and amends and supplements the Schedule 13G originally filed on July 9, 2010 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Pike Capital Partners, LP (the “LP Fund”).

-	Pike Capital Partners (QP), LP (the “QP Fund”).

-	Pike Capital Management LLC (“PCM”).

-	Daniel W. Pike (“Mr. Pike”).

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Collectively, the Reporting Persons beneficially own 920,000.

(ii) The LP Fund individually beneficially owns 203,534 shares of Common Stock.

(iii) The QP Fund individually beneficially owns 716,466 shares of Common Stock.

(iv) PCM, as the general partner of the LP Fund and QP Fund, may be deemed to beneficially own the 920,000 shares of Common Stock held by them.

(v) Mr. Pike may be deemed to be the beneficial owner of the 920,000 shares of Common Stock beneficially owned by PCM.

(b)	Percent of Class:

(i) Collectively, the Reporting Persons’ beneficial ownership of 920,000 shares of Common Stock represents 3.9% of all of the outstanding shares of Common Stock.

(ii) The LP Fund’s individual beneficial ownership of 203,534 shares of Common Stock represents 0.9% of all of the outstanding shares of Common Stock.

(iii) The QP Fund’s individual beneficial ownership of 716,466 shares of Common Stock represents 3.0% of all of the outstanding shares of Common Stock.

(iv) PCM’s and Mr. Pike’s beneficial ownership of 920,000 shares of Common Stock represents 3.9% of all of the outstanding shares of Common Stock.

(c)         Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The LP Fund, PCM and Mr. Pike have shared power to vote or direct the vote of the 203,534 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to vote or direct the vote of the 716,466 shares of Common Stock held by the QP Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The LP Fund, PCM and Mr. Pike have shared power to dispose or direct the disposition of the 203,534 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to dispose or direct the disposition of the 716,466 shares of Common Stock held by the QP Fund.

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                        SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2011

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By:  /s/ Kevin R. Arps
                    Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC,
As General Partner

By:  /s/ Kevin R. Arps
                    Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By:   /s/ Kevin R. Arps
              Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
     Kevin R. Arps, as
    Attorney-in-Fact for Daniel W. Pike